Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Digital Brands Group, Inc.

Austin, Texas

We hereby consent to the inclusion in this Registration Statement on Form S-1 (File No. 333-) (the “Registration Statement”) to be filed on or about January 24, 2025 of our report dated April 15, 2024, with respect to the consolidated balance sheet of Digital Brands Group, Inc. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in this Registration Statement.

/s/ Macias, Gini and O’Connell LLP

Irvine, California

January 24, 2025